September 25, 2015

By EDGAR

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Synalloy Corporation

Amendment No. 1 to Registration Statement on Form S-3

Filed August 19, 2015

File No. 333-204850

Form 10-K for Fiscal Year Ended January 3, 2015

Filed March 17, 2015

File No. 000-19687

Form 10-Q for Fiscal Quarter Ended July 4, 2015

Filed August 11, 2015

File No. 000-19687

Dear Mr. Ingram:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 28, 2015 with regard to the above-referenced Amendment No. 1 to Registration Statement on Form S-3 and the above-referenced Form 10-K (“Form 10-K”) and Form 10-Q (“Form 10-Q”) of Synalloy Corporation (the “Company” or “Synalloy”), we submit on behalf of the Company the following supplemental responses.

Synalloy Corporation Form 10-K for Fiscal Year Ended January 3, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 18

E-mail: scott.richter@leclairryan.com Direct Phone: 804.343.4079 Direct Fax: 804.783.7621	919 East Main Street, 24th Floor Richmond, Virginia 23219 Phone: 804.783.2003 \ Fax: 804.783.2294

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Mr. Jay Ingram

U.S. Securities and Exchange Commission

September 25, 2015

Goodwill, page 19

1.	We note your response to comment 5 in our letter dated July 6, 2015 that you have two reporting units which are comprised of your two reportable segments “Metals” and “Specialty Chemicals”. We further note that from your response to comment 14 that you have 5 operating segments of which BRISMET, Palmer and Specialty Pipe & Tube are aggregated into the Metals reportable segment and CRI Tolling and Manufacturers Chemicals are aggregated into the Specialty Chemicals reportable segment. ASC 350 defines a reporting unit as an operating segment or one level below an operating segment and allows for aggregation at the component level below an operating segment to the extent similar. As such, an operating segment is the highest level within an entity that can be a reporting unit. Please identify for us your reporting units in accordance with this definition as well as the guidance set forth in ASC 350-30-33. Please perform your goodwill impairment analysis based on your appropriately identified reporting units. Please tell us the amount of headroom between the fair value and the carrying value for each newly identified reporting unit.

Response: In response to the Staff’s comment, while we referenced operating segments in our initial response, we would like to clarify that the Company had historically concluded that it has two reportable segments, which were also concluded to be operating segments and the appropriate level at which to perform its goodwill impairment testing. Comprising the Company’s historical reporting and operating segments are three components in the Metals reportable segment (i.e. Bristol Metals, LLC, “BRISMET”, Palmer of Texas Tanks, Inc., “Palmer” and Specialty Pipe and Tube, Inc. “SPT”) and two components in the Specialty Chemicals reportable segment (i.e. CRI Tolling, LLC, “CRI” and Manufacturers Chemicals, LLC, “MC”). This conclusion was based on the fact that the chief operating decision maker (the “CODM”) of the Company assesses operating performance and makes decisions about resource allocation at those levels rather than at the component level. As a result of our reconsideration of the definitions and guidance set forth in Accounting Standard Codification (“ASC”) 350, and further consideration by management of the information available to the CODM, we have concluded that we will redefine the historical components within our two reportable segments as operating segments for purposes of our goodwill impairment testing.

In light of this conclusion, we have further considered the potential for impairment if the goodwill impairment analysis were to have been conducted at the operating segment level. In doing so, we considered the following:

•	the Company has three operating segments with goodwill specifically identifiable to their respective balance sheets as a result of the Company’s acquisitions, with Palmer having the largest balance of goodwill at $15.9 million, followed by MC with $1.4 million, and SPT with $1.3 million;

Mr. Jay Ingram

U.S. Securities and Exchange Commission

September 25, 2015

•	Goodwill associated with Palmer represents 86% of the Company’s total goodwill balance. Given the significance of the Palmer component’s goodwill balance as of the date of our 2014 annual impairment assessment, we performed a step one analysis including use of a third party valuation firm to assist with the determination of the newly defined operating segment’s fair value based on annual assessments performed for 2014 and 2013, the full years Palmer has been owned by Synalloy. As a result of this analysis, headroom equaling approximately $8.0 million (or 24%) and $13.4 million (or 40%) in excess of net book value was present as of the respective assessment dates for those two years;

•	MC represents an insignificant balance of goodwill and generates over $6 million of cash flow annually. As such, we did not perform a component level unaudited assessment at this time; and

•	SPT was acquired in November 2014 from a third party, which represents a recent acquisition date, and a date after the annual impairment assessment date for 2014. The goodwill associated with SPT will be included in the Company’s annual impairment assessment as of September 26, 2015.

Based on these facts and circumstances, goodwill impairment would not have been indicated, even when measured at the new operating segment designations. We will conduct our goodwill impairment testing based on the updated operating segment designations prospectively and modify our disclosures accordingly.

Results of Operations, pages 21-25

2.	We note your response to comment 7 in our letter dated July 6, 2015 as well as your response to comment 14, which indicates that your business units are operating segments. Please tell us what consideration was given to discussing U.S. GAAP results and measures related to your operating segments to the extent those operations are material and impact significant trends of your reportable segments. With reference to Section I.B and III.B.1 of SEC Release 33-8350, please tell us what consideration you gave to presenting this information in MD&A.

Response: In response to the Staff’s comment, our intention has been to provide information in our financial statements and reports filed with the Commission sufficient for readers to understand material impacts of the operating segments that are considered important to the CODM within the context of our historical management’s discussion and analysis (“MD&A”). Examples of such disclosures are:

•	Storage tank sales decreased 40% and 29% for the second quarter and first six months of 2015, respectively, when compared to the same periods of the prior year. The decrease in storage tank sales for the second quarter and first six months of 2015 when compared to the same periods of 2014 resulted from a fire occurring at the storage tank facility in late April 2015 combined with a decrease in demand for products due to lower oil prices in 2015. (Refer to Palmer discussion included in the Second Quarter 2015 Form 10-Q MD&A)

Mr. Jay Ingram

U.S. Securities and Exchange Commission

September 25, 2015

•	Incremental sales of pipe and tube products attributable to the Company’s November 21, 2014 acquisition of SPT, accounted for sales of $4,385,000 and $10,646,000 in the three and six month sales results for 2015, respectively. (Refer to SPT discussion included in the Second Quarter 2015 Form 10-Q MD&A)

•	As a result of a continued drop in nickel prices during 2015, the Company experienced inventory losses of approximately $2,322,000 and $3,117,000 for the second quarter and first six months of 2015, respectively, compared to inventory losses of approximately $60,000 and $697,000, respectively, for the same periods of 2014. (Refer to BRISMET discussion included in the Second Quarter 2015 Form 10-Q MD&A)

•	Sales and operating income for 2013 were significantly affected by the low margin Bechtel nuclear project, which was completed in 2013. The facility successfully converted that effort to higher margin products in 2014. (Refer to BRISMET discussion included in the 2014 Form 10-K MD&A)

•	A shortfall in storage tank sales in 2014, mainly in the fourth quarter, due to severe winter weather in West Texas which prevented the delivery and installation of several tank batteries. Also, there were fewer salt water disposal projects for our storage tank facility in 2014. (Refer to Palmer discussion included in the 2014 Form 10-K MD&A)

Note 1: Summary of Significant Accounting Policies, page 32

Revenue Recognition

3.	We note from your response to comment 10 in our letter dated July 6, 2015 that CRI has two types of customers, those that provide the raw material to CRI for processing and those that CRI purchases the raw materials on the customer’s behalf. We therefore have the following additional comments regarding your accounting and presentation of CRI Tolling’s services:

•	Tell us how you evaluated the criteria under ASC 605-45 for transactions with the customers that do not provide raw materials to the company. In your response please highlight key terms of your typical arrangements you considered (for e.g. who bears inventory risk and the pricing).

•	Please clarify, if true, that you have identified revenues generated from activities with customers that provided you with raw material as service revenues. If not, please provide support for your conclusion that these revenues are generated from product sales in light of the fact that (i) your only obligation is to perform various operations to the customer-provided materials in order to create a pre-defined chemical compound, (ii) you have no inventory risk, (iii) the tolling price is established and accepted by the customer prior to submitting an order, and (iv) you are not involved in establishing the pricing for the customer furnished inventory.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

September 25, 2015

•	Please quantify the amount of revenue that CRI Tolling has recorded for each set of customers for the three years presented. Furthermore, your response to our comment number 14 indicates that your Manufacturers Chemical operating segment also provides similar services to CRI. Please quantify those service revenues as well.

•	Please reassess the guidance under Rule 5-03(b)(1) and (2) of Regulation S-X to separately disclose revenue and costs of sales for services in your consolidated statement of operations.

Response: Both facilities which make up our Specialty Chemicals segment have as their core business philosophy to be an extension of other chemical manufacturers providing timely, high quality production of the customers’ products. Synalloy does not provide a service. We provide a pre-defined product at an agreed upon price to our customer. Synalloy defines toll manufacturing as developing an acceptable “recipe” to produce our customer’s proprietary product, which meets all chemical compound and quality requirements. The recipe details the necessary manufacturing process, i.e. which raw materials are needed, the quantity of each material, which chemical process is to be applied to the material, i.e., mix, react, grind, etc., the temperature that the vessel needs to obtain and the length of time that the material is in the vessel. The manufacture of non-proprietary or Synalloy proprietary products is defined as contract manufacturing.

In response to the first bullet point above, regarding considerations under ASC 605-45, the Company does not supply any form of separate product and service components and we treat all revenue transactions similarly. Manufactured product is billed at the contracted price, which in a majority of cases includes a component for the cost of materials, but in some cases does not. We do not believe that costs incurred by the customer in those cases where they chose to purchase raw materials should be reflected in our income statement. While, as described below, from a transaction standpoint, we do have ultimate responsibility for the materials in our possession during manufacture, the cost of those materials never become part of our cost structure under normal circumstances.

In response to the second bullet point above, the Company does not believe that it provides only a service when the customer provides the raw materials due to the following factors, among others:

•	All obligations and procedures are the exact same regardless of who purchases the raw materials. We manufacture to “specification”, whether it is a generic industry specification, a proprietary specification owned by Synalloy, or a proprietary specification owned by a customer. All of our contracting, bidding, manufacturing, product delivery, etc., are exactly the “same” under all manufacturing agreements.

•	Synalloy has full inventory risk from the time the material is received until the time we deliver fully manufactured product, such as risk of loss through extraordinary events (fire, theft, etc.) or through faulty manufacture (excess scrap, poor quality, etc.). We are responsible to deliver finished product or need to “replace” all inventory in kind or value. The only difference is that the customer has taken on the “working capital” investment of the inventory cost.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

September 25, 2015

•	The tolling price is established and accepted by the customer prior to submitting an order, similar to the orders priced under a full value bid for materials where we incur the cost of acquiring the materials. Customers know the full price of delivered product prior to accepting an order.

•	Material costs are the product of market competitive dynamics, so whether the customer is providing the materials, or we are, the ultimate cost of the material is similar under both business models.

In response to the third bullet point above, statistics for the past three fiscal years for revenues within the Specialty Chemicals segment are as follows:

•	Historically, toll manufacturing comprises a majority of Specialty Chemicals revenues (72%, 71% and 70% for 2014, 2013 and 2012, respectively), primarily due to the fact that large chemical manufacturers, with a large portfolio of proprietary formulations, represent a significant portion of the customer population. Pursuant to the stated Company position that both toll manufactured and contract manufactured products represent similar transactions, regardless of who provides the material, we do not classify any portion of revenue as service revenue.

•	We believe it is irrelevant to Synalloy’s operations as to who purchases the raw materials. It is always Synalloy’s preference to purchase all raw materials. This allows the Company to shop for the best price possible and to make sure an adequate supply is on hand to support production schedules. However, in certain instances it is the customer’s preference to purchase the raw materials. Historically, that has translated into Synalloy providing the raw materials for the majority of the Specialty Chemicals shipped pounds (70%, 76% and 86% during 2014, 201 and 2012, respectively). In either case, the Company is responsible for the raw materials once they are received at the facility. The customer would be reimbursed for the cost of all inventory that is not converted into finished product, either through excess usage, spillage, processing errors, etc. Also, the Company includes customer owned inventory in its property insurance coverage.

In response to the fourth bullet point above, the Company has concluded through supported discussion in this letter that revenues are wholly manufacturing generated, and have no service component.

Note 1: Summary of Significant Accounting Policies, page 32

Fair Value Disclosures, page 33

4.	We note your response to comment 11 in our letter dated July 6, 2015. Please ensure that the disclosures you intend to provide include the items related to the assumptions used in determining the fair value of the contingent consideration as of the acquisition date and the description of the facts and circumstances that caused the probability of achieving the targets to decline as outlined in your response.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

September 25, 2015

Response: In response to the Staff’s comment, the Company will disclose all significant assumptions used to determine the fair value of the contingent consideration for all future acquisitions.

Note 13: Industry Segments, page 46

5.	We note your response to comment 14 in our letter dated July 6, 2015. In order for us to better determine the appropriateness of aggregating your operating segments into two reportable segments, for each operating segment please provide us with the sales, gross profit margin, and key metrics your CODM uses and evaluates in your quantitative analysis for each of the last five fiscal years and interim period and each subsequent year that you have budgeting information that supports your conclusion that the long-term financial performance is consistent between the operating segments being aggregated. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the operating segments and your basis for concluding that each difference is temporary. Please refer to ASC 280-10-50-11, ASC 280-10-55-7A through 7C, and ASC 280-10-55-33 through 36 for guidance. Furthermore, in providing your response please also specifically provide the following:

•	The basis for excluding material costs in your determination that the long-term financial performance for CRI Tolling and Manufacturers Chemical is the same.

•	A more robust discussion of the qualitative factors under ASC 280-10-50-11 you considered for aggregating the operating segments within the Metals reportable segment in light of the fact that Palmer produces storage tanks while BRISMET and Specialty Pipe & Tube manufacture and produce different types of pipe.

•	Finally, provide the disclosures required by ASC 280-10-50-21(a).

Response: In response to the Staff’s comment, we are providing the Staff with the requested quantitative analytical information, from which data is referred to as appropriate in our discussion below, by separate correspondence and ask that such information be given confidential treatment.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

September 25, 2015

In advance of discussion of the specific financial dynamics of the operating segments and the justification for aggregation, it is important to recognize the path being taken by the Company to grow Synalloy through acquisition of strategic bolt-on businesses to our two main platforms, Synalloy Metals and Synalloy Specialty Chemicals, a strategy that has been fully disclosed to the public through documented management presentations, press releases and formal MD&A as a part of quarterly and annual reporting with the Commission. The core of those platforms were BRISMET and MC and for the past several years we have divested or shuttered other unprofitable or non-strategic businesses that did not align with our two main platforms. Beginning in 2011, we embarked on an acquisitive path resulting in successive purchases of Palmer and SPT for the Synalloy Metals platform and CRI for the Specialty Chemicals platform. During the past three years, the Company has carried out its strategic intent to fully assimilate what have been newly acquired businesses into fully amalgamated business, under those platforms. We have completed or are almost complete in aligning all management, sales, operations, operations accounting and supply chain teams under the umbrellas of the two platforms.

Quantitative Analysis of Operating Segment Aggregation

Specialty Chemicals – While the newly acquired CRI (2013) reported higher margins in the acquisition year, those higher levels were related to the “dyes and pigment” product lines that were discontinued in accordance with our acquisition strategy, which was to exit such dyes and pigment product lines as the operating performance was declining and fiscally unsustainable. Due to the full integration of manufacturing and sales organizations, a blended product mix at available facilities in the combined Specialty Chemicals segment have resulted in the margins being relatively equal in projected 2015 (MC 17% and CRI 18.5%) and should maintain that relationship as both facilities are utilized according to equipment capabilities and availability.

Metals – 2014 was the first normalized year, with Palmer and BRISMET functioning in normal economic circumstances in a fully assimilated organization. In that year, gross margins were similar at approximately 16%. Due to depressed oil and gas markets, facility utilization in the tank product lines are expected to be lower than normal for the remainder of 2015, and gross margins will be depressed below segment average. However, we would expect long-term margins to retain equivalency with the segment average under normal circumstances.

The acquisition of SPT as a niche distributor of high performance carbon steel pipe and tube, represented a strategic effort to provide a fuller range of performance specification pipe into the Metals segment, including alloys and wall thicknesses not currently available through internal Metals segment production. As such, the product line does garner higher than average Metals segment gross margins because the products meet higher performance heat, pressure and strength dynamics required for specific project applications. To complement this acquired product capability, Synalloy is expending over $5 million in 2015 to install internal manufacturing capability in the BRISMET operation to produce welded, heavy wall stainless and carbon pipe, similar in performance to that product distributed through SPT. This will move our strategic growth of the full Metals segment into a full line manufacturer and distributor, moving our entire segment margins to a more uniform and higher level as we grow over time.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

September 25, 2015

In addition, after being part of Synalloy for less than one year, a plan is being implemented to fully assimilate the SPT organization into the Metals segment in terms of management, sales, distribution enterprise resource planning (“ERP”) and operations accounting to align with the Metals segment combined business model. The Company has started this plan, which is expected to be completed by the end of 2016. Under this business model, as full assimilation takes place, the naming conventions of the old acquired businesses will be fully dropped from our vernacular and granularity of financial information will be formally aligned with the segment structure, reducing the level of information in the system and available to the CODM.

Basis for Excluding Material Costs in Long-Term Financial Performance of CRI and MC

In our quantitative analysis of operating segments, we utilized gross margins as reported by the operating segments. As such, where those results include manufacturing margin from product sales where material had been procured by the customer, the margins represent sales price less manufacturing labor and overhead costs. As discussed elsewhere in this letter, our expected margins are similar for all product sales within these two operating segments, regardless of whether material costs are included or not. Since both CRI and MC transact business both with and without material costs included, we believe it is appropriate to analyze their results as reported. As borne out by the quantitative analytics, both CRI and MC exhibit very similar margin characteristics on an as reported basis.

Qualitative Discussion of ASC 280-10-50-11 in Aggregation of Metals

The following is a discussion of our consideration of the qualitative areas aggregation criteria of ASC 280-10-50-11 for our Metals reporting segment.

Nature of products

The products manufactured within our Metals segment are defined by their ability to be used for transmitting or storage of liquids or gasses under heat and pressure situations. These products range from the storage tanks produced by our Palmer operations and the various pipes produced by our BRISMET and SPT operations.

Nature of production process

We define manufacturing processes in our Metal segment operations as bending, welding, cutting, annealing, treating and fabrication to all forms of steel products with varying diameters, wall thicknesses, strength specifications and other parameters. Those transformative operations occur at each of our Metals segment operations.

Type or class of customer for products

All of our Metals products are sold to similar customers and markets. These markets include, but are not limited to, the oil and gas, chemical, pulp and paper, mining, power generation, water and waste water treatment, liquid natural gas, brewery, food processing and pharmaceutical markets.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

September 25, 2015

Methods used to distribute products

All of our Metals products are distributed through similar distribution methods, including internal direct sales, as well as through third party distribution. Transportation is through similar common carrier third party transport.

Nature of regulatory environment

All Metals segment facilities are affected by similar risk factors as described fully in our 2014 Form 10-K disclosures (Refer to Item 1A – Risk Factors). All legislative and regulatory initiatives apply similarly to all manufacturing and activities within the segment. As an example, due to high exposure to oil and gas markets for all product lines within the segment, new initiatives relating to hydraulic fracturing (“fracking”) impact commercial sales level potential. Fracking is currently an essential and common practice to extract oil from dense subsurface rock formations and this lower cost extraction method is a significant driving force behind the growth in domestic oil production. Many federal and state agencies are considering adopting legislation to provide additional regulations and disclosures surrounding this process. The additional cost of compliance would directly affect the customer base for all three Metals segment’s facilities and in turn, adversely affect the overall Metals segment revenues.

Based on our analysis of the qualitative factors described above, along with the quantitative analysis provided supplementally, we have concluded that the aggregation of our operating segments within our Metals reporting segment is appropriate and in compliance with ASC 280-10-50-11.

Disclosures Required under ASC 280-10-50-21(a)

Organizationally, we are completely aligned on a global basis with our reportable segments. For our acquisitions in the Metals segment, Palmer, an August 2012 acquisition, is completely assimilated into the Metals management structure, and SPT, a November 2014 acquisition, will be completely assimilated into the Metals management structure by December 2015. Our acquisition in the Specialty Chemicals segment (CRI in 2013) similarly has been completely assimilated into the Specialty Chemicals management structure. The president of the Metals segment and the president of the Specialty Chemicals segment each report directly to the chief executive officer of the Company. The Metals and Specialty Chemicals management organizations include all functional reports from supply chain, operational accounting, sales and operations, which are centrally managed within each segment. We are in the midst of implementing a company-wide ERP system which will allow all system aspects to be integrated into unified enterprise activities defined by the Metals and Specialty Chemicals segments, allowing for shared services for customer service, supply chain and finance in those segments. The previous physical locations identified with acquired entities, while retaining the vestiges of legal entity status (for reasons legal, tax and otherwise), basically represent manufacturing operations within the new structures, with production of products determined solely on the most viable production processes and economic cost bases between facilities. This design is still in progress due to the recent nature of the acquisitions, however, organizationally is fully implemented. As such, we are confident that the aggregation of our operating segments reflects the structure of our business. The Company will provide the disclosures required by ASC 280-10-50-21(a) in future filings.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

September 25, 2015

6.	We note your response to comment 15 in our letter dated July 6, 2015. Notwithstanding the fact that you are aggregating your operating segments based on ASC 280-10-50-11, please tell us how you considered the guidance in ASC 280-10-50-40. In this regard, we note for example that the Palmer business manufactures liquid storage solutions while the BRISMET and Specialty businesses manufacture and distribute different types of pipe.

Response: In response to the Staff’s comment, as described above the Company defines its segments (Metals and Specialty Chemicals) as “each encompassing a similar set of products or services.” Consistent with the discussion in our response to the Staff’s previous comment 15 in our letter dated August 19, 2015, we have concluded that the presentation of revenues from our Metals and Specialty Chemicals segments comply with the requirements of ASC 280-10-50-40.

Note 16: Acquisitions, page 50

7.	We note your response to comment 17 in our letter dated July 6, 2015. In order to better understand the terms and nature of the separately negotiated arrangements and the appropriateness of your accounting, please tell us the following:

•	The key terms and conditions of the arrangements and whether they were contingent on successful execution of one another. In providing your response please tell us whether you had the legal right and whether the agreements contained provisions that allowed you to rescind either acquisition if it was not successful in finalizing both.

•	Please expand on the nature of the $0.6 million deferred tax liability and what it relates to.

Response: In response to the Staff’s comment, the strategic basis for the referenced transaction was to acquire a going concern, including both the facility and the equipment. While there were two separate sets of owners of the entities relating to the facility and the equipment, respectively, which required technically two parallel and separate negotiations, there were related family members in each ownership group (father was the owner of the facility entity and children were the part-owners of the business and equipment entity occupying the facility under a lease). As such, there was intimate knowledge by all parties of the intentions to have almost simultaneous transactions concluded. As well, all parties, including the outside equity stakeholders of the business, were very motivated to accomplish both transactions because of the distressed status of the business at the time before the acquisition. For Synalloy’s part, the transactions were linked through the requirement that the purchase of the facility was contingent on Synalloy Board of Directors approval, which was not to be voted upon until the acquisition of the equipment was contractually assured. If the closing of the purchase of the equipment had not occurred, for any reason, it was completely within Synalloy’s contractual rights, and our Board of Director’s ability, to withdraw from and terminate the agreement for the facility transaction, before it closed.

The $0.6 million deferred tax liability resulted from the book and tax basis differences for the land, building and equipment acquired as a result of this transaction.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

September 25, 2015

Synalloy Corporation Form 10-Q for Fiscal Quarter Ended July 4, 2015

Note 9: Acquisitions, page 10

8.	Your disclosures indicate that as a result of additional information obtained surrounding “the proper lifespan of Specialty’s pipe” and transactions that occurred after the acquisition date which indicated that the fair value of the inventory was undervalued, the company changed its accounting policy for valuing inventory. We further note that “...as a result of this change in estimate, approximately $486,000 was recorded in income in the second quarter of 2015 to eliminate the amounts expensed subsequent to the acquisition date.” In order to better understand the company’s accounting please provide the following:

•	A description of the transactions that the company considered and whether they were related to underlying commodity prices or subsequent sales of inventory. Tell us how the company considered the guidance in ASC 805-10-25-13 and ASC 805-10-25-18 in evaluating those transactions in its determination that the inventory adjustment is considered a measurement period adjustment.

•	A more detailed discussion related to the nature of the change in the accounting policy and what consideration was given for the need of a preferability letter from your auditors.

•	A detailed explanation of how the “change in estimate” led to a $486,000 increase in income in the second quarter of 2015.

Response: In response to the Staff’s comment, we are providing the following clarification. As noted in the Staff’s letter dated July 6, 2015 and discussed in our response letter dated August 19, 2015, the Company’s inventory reserve balance increased significantly in connection with the SPT business combination in November 2014. For the initial purchase price allocation, the Company utilized a third party valuation firm to provide an estimate of fair value for acquired inventory. In the initial purchase price allocation, that estimated fair value was reduced by approximately $2.3 million to reflect the diminished value believed to be associated with significantly aged inventory. This estimate was based on input from acquired management experienced with the specialty pipe and tube inventory and represented approximately 3% of the Company’s total inventory value at January 3, 2015, including the acquired SPT inventory. The Company booked that amount as an increase in the inventory reserve balance. Upon review, we have determined that our presentation should have been to present the acquired inventory balance on a net basis, rather than on a gross basis with a separate component of inventory reserves. During the second quarter of 2015, the Company continued its efforts to complete the purchase price allocation, which included an analysis of sales activity occurring subsequent to the business combination date and noted the presence of sales for aged inventory at significant positive margins. At the conclusion of management’s analysis in the second quarter, the estimated value assigned to inventory in the initial purchase price allocation was revised, increasing the value of acquired inventory and decreasing goodwill.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

September 25, 2015

Also, for the period subsequent to the November 2014 business combination date, the Company recorded expense associated with excess and obsolete inventory that continued to age, consistent with the parameters historically utilized by acquired management (and consistent with the tentative assumptions utilized in the establishment of the fair value of inventory at the acquisition date). Given the results of the referenced second quarter analysis, the additional excess and obsolescence reserve value recorded as a charge to operating results in the first quarter of 2015 was also not considered necessary and it was reversed, resulting in an immaterial $486,000 increase to income.

Management’s process is to review inventory and record reserves necessary to state the Company’s inventory at the lower of its historical cost or market value. The resulting income in the second quarter of 2015 is from a change in estimate given recent actual experience and expectations developed by management during the operation of the acquired business unit. Specifically, management noted that the value of the inventory is more appropriately impacted by the size of the specialty pipe and tube as opposed to age. Management therefore did not conclude that these events represented a change in accounting policy, but rather were appropriately described as a change in accounting estimate.

These items were addressed as soon as management became aware of them and we believe they are accurately reflected in the MD&A section within the second quarter 2015 Form 10-Q; however, an inaccurate reference to a change in accounting policy was made in footnote 9 in the consolidated financial statements included in such Form 10-Q. We will correct that inaccurate reference in prospective filings.

9.	We note your disclosure that during the second quarter of 2015, the estimates used to value the earn-out liability did not properly reflect the impact of potential oil price fluctuations that ultimately occurred. We further note your statement that “Had the facts and circumstances been properly reflected in the beginning valuation at the business combination date, the value of the earn-out would have been lower than what was recorded.” As a result, the company determined that since this was identified within one year of the business combination, the beginning earn-out liability was reduced by $2.4 million resulting in a decrease in goodwill by the same amount. Please tell us how the company considered whether this adjustment was an error in accordance with ASC 250 given that the information the company became aware of existed as of the acquisition date and potentially should have known about. In that regard, we note your disclosure in Note 8 – Fair Value on page 9 that “it was evident that an oil price fluctuation factor should have been applied to the projected earn-out sales levels.” Furthermore, please tell us how the company considered whether the above adjustment impacted the company’s recent remediation efforts related to its internal controls around its accounting for business combinations.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

September 25, 2015

Response: In response to the Staff’s comment, when the Company acquired SPT on November 21, 2014, the projected earn-out liability was established by reviewing historical revenue trends and discussing sales forecasts with the prior owners of SPT, the President of SPT and the Chief Executive Officer of Synalloy. All information obtained as of the acquisition date indicated that the projected first year sales of $28,800,000, which was used for the earn-out calculation, was obtainable and reasonable. However, the purchase price accounting was preliminary due to a significant estimate that was under continual evaluation related to the variability in the forecasted results due to the Houston location’s heavy dependence on the energy sector. As a result of continued evaluation by the Company, the estimate was revised and goodwill was adjusted according to the final estimate. Due to these facts and circumstances, Synalloy treated this transaction as a purchase price adjustment and does not believe that it should be treated as an error in accordance with ASC 250.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

10.	We note that based on your disclosure in your condensed consolidated statements of cash flows for the six months ended July 4, 2015, you recognized a reduction of provision for losses on accounts receivable for the period of $837,568. Given that the amount represents 34% and 14% of net income from continuing operations for the three months and six months ended July 4, 2015, respectively, the amount appears material to the financial results for those periods. As such, please tell us and expand your disclosures in your MD&A to address the nature of the reversal, whether it was related to one customer or multiple customers and the facts and circumstances that led to such reversal. Refer to Item 303(A)(3)(i) of Regulation S-K.

Response: In response to the Staff’s comment, the $837,568 adjustment resulted from the acquisition of Palmer in 2012. Pursuant to the stock purchase agreement relating to the Palmer acquisition (the “SPA”), the former owners of Palmer were required to reimburse Synalloy for all uncollected accounts receivable after 120 days. The resultant $837,568 disbursement from the indemnification escrow was credited to allowance for doubtful accounts and not the actual accounts receivable accounts in order to track future customer payments on these accounts, if any, and to appropriately state the net accounts receivable balance. Over the next two years, Synalloy received payment of approximately $250,000 on these old accounts at which time cash was debited and receivables credited. The SPA did not require the reimbursement of these subsequent collections to the former owners of Palmer. However, Synalloy management, on our own recognizance during the second quarter of 2015, reimbursed the $250,000 collected on these old accounts to the indemnification escrow account established under the SPA and eliminated the receivable and allowance for doubtful accounts balances associated with these receivables. This transaction had no effect on earnings during any period.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

September 25, 2015

The second quarter cash flow reflected the change in the allowance for doubtful accounts and accounts receivable in the categories that are normally reflected, which caused the change in the provision for losses on accounts receivable and accounts receivable line items. Cash provided by continuing operating activities for the first six months of 2015 is properly stated. We will expand future MD&A disclosures to include these transactions.

Item 4. Controls and Procedures

11.	Please amend your filings for the periods ended April 4, 2015 and July 4, 2015 to affirmatively conclude on the effectiveness of your controls and procedures notwithstanding the fact that there was no business combination that occurred during the first six months ended July 4, 2015. Refer to Item 307 of Regulation S-K.

Response: In response to the Staff’s comment, please be advised that management disclosed that the design deficiencies contributing to the material weakness for business combinations had been remediated, but that absent the presence of business combinations during the current fiscal year that the operating effectiveness of those remediation efforts could not be tested. The Company believes that these actions have resulted in effective controls over this area and requests that we be allowed to make the changes to Item 3 in the Company’s third quarter 2015 Form 10-Q, as follows:

“Based on the evaluation required by 17 C.F.R. Section 240.13a-15(b) or 240.15d-15(b) of the Company’s disclosure controls and procedures (as defined in 17 C.F.R. Sections 240.13a-15(e) and 240.15d-15(e)), the Company’s chief executive officer, chief financial officer and chief accounting officer concluded that such controls and procedures, as of the end of the period covered by this quarterly report, were effective. The Company is currently evaluating the internal controls over financial reporting at [SPT] and will include them in its internal control testing in 2015.”

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Please contact me at (804) 343-4079 or John C. Selbach at (804) 343-4388 should you require further information or if you have any questions.

Very truly yours,

/s/ Scott H. Richter

Scott H. Richter

Enclosures

cc:	Mr. Frank Pigott

Mr. Ameen Hamady

Mr. Craig C. Bram

John C. Selbach, Esq.